[Letterhead of Peace Arch Entertainment Group Inc.]

October 24, 2006

VIA EDGAR AND

FACSIMILE:  (202) 772-9202

Dan Morris

Division of Corporation Finance

Mail Stop 6010
United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C.  20549

Re:

Peace Arch Entertainment Group Inc.

Registration Statement on Form F-3

Filed September 1, 2006

File No.  333-137055

Dear Mr. Morris:

Please find below the responses of Peace Arch Entertainment Group Inc. (the “Company”) to the Staff’s comments on the above referenced Registration Statement as set forth telephonically by you on September 26, 2006 to Peggy Hau of Reed Smith LLP, special U.S. counsel for the Company.  For your convenience, we are delivering to your office a “marked to show changes” copy of Amendment No. 1 to the Registration Statement, comparing Amendment No. 1 with the previous submission.

Capitalization and Indebtedness, page 17

1.

We note that the Company’s capital structure has authorized an unlimited number of common shares and preferred shares.  Supplementally explain the reason for not having a specified number of authorized shares.

Response:  In response to the Staff’s comment, the Company supplementally advises the Staff of the following:

Having an “unlimited” number of authorized shares of any class, whether preferred or common, is a commonplace feature for Canadian and Ontario issuers.  Moreover, such a provision is expressly permitted by statute applicable to the Company.  Both the Canada Business Corporations Act and the Ontario Business Corporations Act (the latter is the one by which the Company is governed) have expressly permitted this for 20 years or so, and an excerpted copy of the Ontario Companies Manual is attached as Annex A hereto.  Many Canadian and Ontario companies now structure their capital in this way of having an unlimited number of authorized common shares and preferred shares.  Many of the other Canadian provinces have adopted similar legislation.

For example, Cardiome Pharma Corp., Clearly Canadian Beverage Corporation and Canadian Superior Energy Inc., three Canadian issuers that recently filed resale registration statements on Form F-3 in February 17, 2006, August 2, 2006 and August 31, 2006, respectively, each discloses in such filing a capital structure that authorizes an unlimited number of common shares and preferred shares.  Likewise, Peace Arch Entertainment Group Inc. is a foreign registrant in the United States, is thereby governed by its home country practices and has opted to adopt a capital structure similar to other Canadian and Ontario issuers.

Furthermore, the Toronto Stock Exchange (“TSX”), one of the two exchanges on which the Company’s shares are listed, requires shareholder approval when a listed company undertakes to issue shares where the issuance would exceed a pre-specified limit.  Section 607 of the TSX Company Manual, an excerpted copy of which is attached as Annex B hereto, which governs TSX-listed companies like the Company, provides that shareholder approval must be obtained for private placements where the issuance(s) and sale(s) of securities:

i.

[are] for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or

ii.

during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the first private placement to an insider during the six month period.

In addition, Section 604 of the TSX Company Manual, an excerpted copy of which is attached as Annex C hereto, provides that the TSX will generally require shareholder approval as a condition of acceptance, if in the TSX’s opinion the transaction:

i.

materially affects control of the listed issuer; or

ii.

provides consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and has not been negotiated at arm’s length.

Lastly, unlike in connection with the registration of securities in the United States under federal securities laws, the Company is domiciled in Canada, where a company’s share capital is typically not transaction based.  In Canada, the share capital of a company is registered as a class and not on an individual transaction basis.

*   *   *

The Company hereby acknowledges that:

•

the Company is responsible for the accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, the enclosures provided herein, or would prefer to organize a conference call to discuss any unresolved matters, please do not hesitate to call me at 416.487.0377.

Very truly yours,

/s/Mara Di Pasquale

Mara Di Pasquale

Annex A

Excerpt from Ontario Companies Manual

Annex B

Section 607 of TSX Company Manual

Annex C

Section 604 of TSX Company Manual